Exhibit 19.1

DONNELLEY FINANCIAL SOLUTIONS, INC.

Company Policy

Title:	Insider Trading and Window Period Policy
Department:	Legal	Last Review:	August 14, 2025
Effective Date:	January 1, 2026	Authorization:	Chief Legal and Compliance Officer

Purpose: This policy relates to any transactions by employees and members of the board of directors of Donnelley Financial Solutions, Inc. (also referred to herein as “Donnelley Financial” or the “Company”) and their families in Donnelley Financial and any other company’s securities.

Applicability: This Policy applies to Donnelley Financial and all employees and members of the board of directors of the Company worldwide, along with certain of their family members.

1.
Prohibition Against Trading on Material Nonpublic Information

Insiders are prohibited from engaging in any transaction involving Donnelley Financial securities, including any purchase, sale or gift, if they are aware of Material Nonpublic Information regarding Donnelley Financial, unless such transaction is made pursuant to a properly qualified, adopted and submitted Rule 10b5-1 trading plan or otherwise falls within one of the exceptions listed in Section 8. Donnelley Financial shall enter into transactions with respect to Company securities in compliance with applicable law and may adopt trading plans that benefit from the affirmative defense of Rule 10b5-1 or the safe harbor of Rule 10b-18 promulgated by the SEC under the Securities Exchange Act of 1934 (“Exchange Act”).

2.
Prohibition Against Tipping

Insiders are prohibited from giving “tips” regarding Material Nonpublic Information. Insiders may not directly or indirectly disclose such information to any other person, including family members and other relatives, where the information could be used by such person to his or her profit by trading in Donnelley Financial securities. Insiders are prohibited from making any recommendations or expressing opinions on the basis of Material Nonpublic Information as to trading in Donnelley Financial or other securities.

3. Applicability of Policy to Material Nonpublic Information Regarding Other Companies

This Policy also applies to Material Nonpublic Information about any other company, such as an existing or potential supplier, client or joint venture partner, or any company that has been or is being reviewed as an acquisition or joint venture candidate. Insiders may not engage in transactions in the securities of such a company while aware of Material Nonpublic Information regarding that company. Material Nonpublic Information can include data contained in documents, filings or other information the Company handles which has not been released to the public.

IV.
Hedging, Pledging, Margin Accounts and Other Transactions

Insiders may not engage in any of the following transactions: pledging securities whether as collateral for a loan or otherwise (provided that this prohibition will not be read to prohibit the holding of securities in a “cash account” at a broker dealer), holding securities in a “margin account” at a broker dealer, short sales, trading in publicly traded options, puts or calls, hedging or any similar transactions or arrangements with respect to Donnelley Financial securities or the securities of any other company while aware of Material Nonpublic Information regarding that company.

V.
Prohibition on Trading Outside of Window Periods: Restricted Persons

Restricted Persons may engage in transactions in Donnelley Financial securities only during the Window Period. Even during the Window Period and even if pre-cleared (as required by Section 6), no transaction may be made if not in compliance with Section 1. Donnelley Financial may from time to time during a Window Period prohibit certain persons from trading in Donnelley Financial securities because of Nonpublic developments.

VI.
Obligation to Pre-Clear Trades: Pre-Clearance Persons

Before making any transaction in any securities of the Company, even if within the Window Period, all Pre-Clearance Persons must clear the transaction with the persons referenced in Section 12. Clearance of a transaction does not constitute a recommendation by the Company or any of its employees or agents that you engage in the transaction. Clearance of a transaction is valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance for the transaction must be re-requested. If clearance of the transaction is denied, the fact of such denial must be kept confidential by the Pre-Clearance Person.

VII.
Obligation to Report Trades: Reporting Persons

All Reporting Persons must submit to the persons referenced in Section 12 a copy of any trade order or confirmation relating to the purchase or sale of Donnelley Financial securities within one business day of any such transaction even if made in connection with a Rule 10b5-1 trading plan.

VIII.
Exceptions
A.
Rule 10b5-1 Trading Plans. Rule 10b5-1 under the Exchange Act establishes an affirmative defense against liability under Rule 10b-5 for trades that are made pursuant to a written plan that was adopted at a time when the person adopting the plan was not aware of Material Nonpublic Information. Insiders may make trades pursuant to a Rule 10b5-1 plan provided that any plan adopted by a Pre-Clearance Person shall comply with the following restrictions: (1) the Chief Legal and Compliance Officer reviewed and expressly authorized the adoption of such plan, (2) such plan meets the requirements of Rule 10b5-1, (3) such plan was adopted at a time when the Pre-Clearance Person would otherwise have been able to trade under Section 1 of this policy, and (4) the trades are scheduled to take place on a date that, at the time the plan was adopted, was expected to be during a Window Period. Note that trades made pursuant to Rule 10b5-1 plans adopted by Reporting Persons must still be reported pursuant to Section 7. The Company’s share repurchase activity pursuant to trading instructions aligned with Rule 10b5-1 or Rule 10b-18 is also permitted by this policy.

B.
401(k) Plan. Donnelley Financial stock may only be purchased and held in any Company 401(k) plan through the plan’s brokerage window. This Policy does not apply to purchases of Donnelley Financial stock in any Company 401(k) plan’s brokerage window resulting from the periodic contribution of money to such brokerage window and the purchase of Donnelley Financial stock therein pursuant to standing instructions established during a Window Period. This Policy does apply, however, to elections under any Company 401(k) plan’s brokerage window to: (1) increase or decrease the percentage of contributions that will be allocated to the purchase of Donnelley Financial stock in the brokerage window; (2) purchase or sell Donnelley Financial stock in the brokerage window; and (3) borrow or pre-pay any borrowing if such election will result in the sale or purchase of Donnelley Financial stock in the brokerage window.
C.
Dividend Reinvestment Plan. This Policy does not apply to purchases of Donnelley Financial stock pursuant to any dividend reinvestment plan resulting from the reinvestment of dividends paid on Donnelley Financial stock, provided that Reporting Persons shall seek approval from the Chief Legal and Compliance Officer before enrolling in such reinvestment plan. This Policy does apply, however, to voluntary purchases of Donnelley Financial stock resulting from additional contributions made to the plan, to any election to participate in or increase participation in the plan and any sale of stock purchased pursuant to the plan.

D.
Employee Stock Purchase Plan. This Policy does not apply to purchases of Donnelley Financial stock pursuant to the Donnelley Financial Solutions, Inc. 2023 Employee Stock Purchase Plan (“ESPP”) resulting from the periodic contribution of money to the ESPP pursuant to a valid election in accordance with the ESPP’s terms.

E.
Equity Award Vesting and Withholding for Tax Purposes. This Policy does not apply to the vesting of an equity award or to the exercise of a tax withholding right pursuant to which an individual elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any equity award.

9.
Definitions

“Material” information. It is not possible to define what constitutes “material” information, but you should assume that any information, positive or negative, which might be of importance to an investor, as part of the total mix of available information, in determining whether to purchase, sell or hold Donnelley Financial securities or another company’s securities would be material.

Information may be significant for this purpose even if it would not alone determine the investor’s decision. Examples of information that ordinarily would be regarded as material include:

•
financial results
•
projections of future financial results
•
gain or loss of a substantial customer or supplier
•
changes in dividends or dividend policy
•
an important financing transaction
•
stock splits or other transactions relating to Donnelley Financial stock
•
mergers, tender offers or acquisitions of other companies, or major purchases or sales of assets
•
major senior management changes
•
sales or purchases by Donnelley Financial of its own securities
•
significant litigation or exposure due to actual or threatened litigation
•
major transactions with other companies, such as joint ventures or licensing agreements
•
impending bankruptcy or financial liquidity problems
•
new product or service announcement of a significant nature or significant pricing changes

Note that this list is merely illustrative and not exhaustive.

“Insider.” Any (1) employee or member of the board of directors (the “Board”) of Donnelley Financial worldwide and their family members who live with them, their family members whose transactions in securities are directed by or subject to control or influence by them and members of their households or (2) any person who possesses Material Nonpublic Information regarding the Company for so long as the information is Nonpublic.

“Nonpublic” information. Any information which has not yet been disclosed generally to the marketplace. Information received about a company under circumstances which indicate that it is not yet in general circulation should be considered nonpublic. As a rule, you should be able to point to some fact to show that the information is generally available; for example, issuance of a press release by Donnelley Financial or announcement of the information in The Wall Street Journal or other news publication. Information remains Nonpublic until at least one full Trading Day has elapsed after the date of its public disclosure.

“Pre-Clearance Persons.” All Reporting Persons and all individuals notified by the Chief Executive Officer as members of the executive leadership team, together with their family members who live with them, their family members whose transactions in securities are directed by or subject to control or influence by them and members of their households.

“Reporting Persons.” All members of the Board and all other persons deemed by the Board as Section 16 Persons, together with their family members who live with them, their family members whose transactions in securities are directed by or subject to control or influence by them and members of their households.

“Restricted Persons.” All Pre-Clearance Persons, employees serving at or above a position as Vice President or equivalent senior levels of management within Donnelley Financial and any other individuals so notified by the Chief Legal and Compliance Officer, together with their family members who live with them, their family members whose transactions in securities are directed by or subject to control or influence by them and members of their households.

“Trading Day.” Any day on which the New York Stock Exchange is open for trading.

“Window Period.” The period in any quarter commencing at the opening of trading on the New York Stock Exchange on the third full Trading Day that follows the public disclosure by Donnelley Financial of its financial results for the prior quarter or year and ending at the close of trading on the New York Stock Exchange on the fifteenth (15th) day of the last month of that quarter, or such shorter time as may be determined by Donnelley Financial. For example, if Donnelley Financial issues a press release containing its financial results for the prior quarter prior to the opening of trading on the New York Stock Exchange on a Monday, the Window Period would begin with the opening of trading on Wednesday. If, by contrast, Donnelley Financial issues a press release containing its financial results for the prior quarter following the opening of trading on the New York Stock Exchange on a Monday, the Window Period would begin with the opening of trading on Thursday. In the absence of a determination by Donnelley Financial that a shorter period will apply, Window Periods will close on March 15, June 15, September 15 and December 15 for the first, second, third and fourth quarters respectively. If the fifteenth day of the last month of the quarter is not a Trading Day (e.g. a weekend or market holiday), the Window Period will end, in the absence of a determination by Donnelley Financial that a shorter period will apply, at the close of trading on the New York Stock Exchange on the Trading Day immediately prior to the fifteenth day of the last month of the quarter.

10.
Individual Responsibility

An Insider may, from time to time, have to forego a proposed transaction in Donnelley Financial securities even if planned before learning of Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditures) are not excepted from this Policy. The securities laws do not recognize such mitigating circumstances. These are very serious matters. Insider trading is illegal and can result in jail sentences as well as civil penalties.

11.
Amendments

This policy amends and restates the Company’s Insider Trading and Window Policy revised as of August 14, 2024. The Company’s Chief Legal and Compliance Officer is authorized to approve amendments to this Policy that are ministerial or immaterial in nature without the need for such amendments to be further approved or ratified by the Board. All other amendments to this Policy must be approved by the Board. Once approved, the amended policy applies to trades scheduled to take place after the effective date shown above, or plans including such trades.

12.
Questions

Please seek clarification and guidance before you act. Do not try to resolved uncertainties on your own. Direct your question as to any of the matters discussed in this Policy to Leah Trzcinski, Chief Legal and Compliance Officer.